東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07028573



**File No. 82-34816**
November 30, 2007

SUPPL

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Organizational and Personnel Changes at Subsidiary Company SEGA Corporation (Dated September 28, 2007)
- Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Year Ending March 20, 2008 of the Company's Subsidiary (Nissho Inter Life Co., Ltd.) (Dated October 17, 2007)
- Notice of Personnel Change (Dated October 31, 2007)
- Notice of Initiative Related to the Business Alliance of Subsidiary Sammy Corporation and TAIYO ELEC., Ltd. (Dated November 9, 2007)
- Notice of Adjustment to Interim and Full Year Forecasts for the Period Ending March 2008 (Dated November 9, 2007)
- FLASH REPORT - Consolidated Financial Statements 6 Month Ended September 30, 2007 (Dated November 9. 2007)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

September 28th, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Organizational and Personnel Changes at Subsidiary Company SEGA Corporation

The following personnel changes will be made in conjunction with organizational changes effective October 1st, 2007.

1. Organizational Change (As of October 1st, 2007)
With the purpose of strengthening the amusement machine and amusement facilities businesses there have been changes made within the Amusement Business Group Division to the Amusement Planning Group, Amusement R&D Group, New Business Development Group, Amusement Production and Procurement Group, Amusement Machines Sales Group, Amusement Facilities Business Group, Overseas Amusement Business Group, MMPJ (Minato Mirai Project) Business Group.

2. Personnel Changes (As of October 1st, 2007)

| New Title | Name | Former Title |
|---|---|---|
| Senior Managing Director<br>Amusement Business Group Div.<br>Amusement New Business R&D Group | Okitane Usui | Senior Managing Director<br>Amusement Business Group Div. |
| Managing Director<br>Consumer Business Group Div.<br>Character Business & Licensing Dept. | Hideki Okamura | Managing Director<br>Consumer Business Group Div.<br>Character Business Dept., License Dept., Film & Character Production |
| Corporate Director<br>Amusement Business Group Div.<br>MMPJ Business Group | Yasuo Tazoe | Corporate Director<br>Amusement Marketing Development Div |
| Corporate Director<br>Corporate Group Div.<br>President's Office | Akira Sugano | Corporate Director<br>Corporate Group Div. |
| Corporate Director<br>Amusement Business Group Div<br>Amusement Planning Div. | Koichi Fukazawa | Corporate Director<br>Office of the Chairman and the President |

| | | |
|---|---|---|
| Senior Executive Officer<br>Amusement Business Group Div.<br>Amusement Facilities Business Div. | Toshiya Tabata | Senior Executive Officer<br>Amusement Business Group Div<br>Entertainment Facilities Business Group |
| Corporate Officer<br>Amusement Business Group Div.<br>Amusement R&D Div. and Amusement Planning Div. | Yukio Sugino | Corporate Officer<br>Amusement Business Group and Amusement R&D Div. |
| Corporate Officer<br>Amusement Business Group Div.<br>Amusement Machines Sales Div. | Shigeru Yamashita | Corporate Officer<br>Amusement Business Group Div<br>Amusement Machines Business Div. |
| Corporate Officer<br>Amusement Business Group Div.<br>Amusement Facilities Business Div. and Facilities Strategy Group | Tsutomu Kiyosue | Corporate Officer<br>Amusement Business Group Div<br>Entertainment Facilities Business Div. |
| Corporate Officer<br>Amusement Business Group Div.<br>AM New Business Development Div. and New Product Development Dept. | Kouji Yoshida | Corporate Officer<br>Amusement Business Group Div<br>Amusement Domestic Sales Group |
| Corporate Officer<br>Amusement Business Group Div.<br>Amusement Production Procurement Div. | Kunihiko Watanabe | Corporate Officer<br>Amusement Business Group Div<br>Production Group |

(Translation)

October 17, 2007

Dear Sirs,


| | |
|---|---|
| Name of Company: | SEGA SAMMY HOLDINGS INC. |
| Name of Representative: | Hajime Satomi,<br>Chairman, President and Representative Director |

(Code No. 6460, Tokyo Stock Exchange 1st Section)

| | |
|---|---|
| Further Inquiry: | Michael Masakimi Hotta,<br>Executive Officer<br>(TEL: 03-6215-9955) |


Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Year Ending March 20, 2008 of the Company's Subsidiary (Nissho Inter Life Co., Ltd.)

Notice is hereby given that the forecasts of operating results of Nissho Inter Life Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the interim period of the fiscal year ending March 20, 2008 (March 21, 2007 to March 20, 2008), as announced in conjunction with an earnings announcement on May 8, 2007, have been adjusted as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

Translation

October 17, 2007

Dear sirs,

Name of Company: Nisshou Inter Life Co., Ltd.
Name of Representative: Seijin Tanno, President and Representative Director
(JASDAQ, Code No. 1986)
Further Inquiry: Tatsuyoshi Shono, Executive Officer and General Manager, Accounting Dept.
(Tel: 03-3810-7111)

# Notice Regarding the Adjustment of the Earnings Forecast for the Interim Period of the Fiscal Year Ending March 2008

With regards to the interim forecast for the fiscal year ending March 2008, as announced on May 8, 2007 in the company's flash report relating to the fiscal year ended March 2007 (non-consolidated) and on July 24, 2007 in the review of the company's first quarter results for the year ending March 2008 (non-consolidated), adjustments have been made as follows:

Adjustment to forecasts for the interim period of the fiscal year ending March 2008

(1) Interim Period (March 21, 2007～September 20, 2007)

(Units: Yen millions)

| | Net Sales | Operating Income | Ordinary Income | Net Profit | Interim Dividend |
|---|---|---|---|---|---|
| Prior Forecast (A) | 7,520 | 10 | 20 | 10 | 0.00 Yen |
| Revised Forecast (B) | 6,220 | (120) | (110) | (150) | 0.00 Yen |
| Increase/Decrease (B－A) | (1,300) | (130) | (130) | (160) | 0.00 Yen |
| % Change | (17.2%) | －% | －% | －% | |

(2) Reasons for adjustment:

In the interim period, as we work to expand orders and gross profits, we strengthened our human resources. In specialized construction, with strong activity related to the remodeling of department stores, sales and profits exceeded expectations. In the comprehensive construction business gross profitability improved as we planned, but due to very selective ordering patterns net sales fell well below plan. For this reason net sales are expected to fall below prior expectations at 6,220 million Yen. Due to the shortfall in net sales from the comprehensive construction business, operating loss and ordinary loss are expected to come in at 120 million yen and 110 million yen respectively. In regards to the net income during the period, in addition to the factors described above, reworking costs relating to a structure completed before the last fiscal year are being booked as an extraordinary loss, thereby leading to a forecast of 150 million yen in net operating loss.

Forecasts for the full fiscal year ending March 2008 are currently being reviewed in light of interim expectations and the difficult operating environment. The result of the review will be made known as soon as completed.

Reference : Prior fiscal period results (March 21, 2006～March 20, 2007)

(Units: Yen millions)

| | Net Sales | Operating Income | Ordinary Income | Net Profit | Interim Dividend |
|---|---|---|---|---|---|
| Interim (April 2006～September 2006) | 7,965 | (378) | (357) | (266) | 0.00 yen |
| Full Year (April 2006～March 2007) | 14,896 | (463) | (440) | (446) | 0.00 yen |

(Note) The above forecasts of operating results are made based on the assumptions, prospects and plans for the future available as of the date hereof and involve risks and uncertainties. The actual results may differ from the forecasted figures due to various material factors.

-END-

Translation

October 31st, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

# Notice of Personnel Change

Notice is hereby given of the personnel change approved at a meeting of the board of directors on October 31st, 2007.

1. Personnel Change (Effective as of November 1st, 2007)

| New Title | Name | Former Title |
|---|---|---|
| Executive Officer<br>Secretary to the Executive Vice President | Michael Masakimi Hotta | Executive Officer<br>General Manager of Group Communications Office |
| Executive Officer<br>General Manager of Group Representative Office<br>And Group Communications Office | Takatoshi Akiba | Executive Officer<br>General Manager of Group Representative Office |

※Masakimi Hotta intends to resign his position as of December 14th, 2007.

Translation

SEGA SAMMY GROUP

November 9, 2007

Dear Sirs,

| | |
|---|---|
| Name of Company: | SEGA SAMMY HOLDINGS INC. |
| Name of Representative: | Hajime Satomi,<br>Chairman, President and Representative Director |

(Code No. 6460, Tokyo Stock Exchange 1st Section)

| | |
|---|---|
| Further Inquiry: | Takatoshi Akiba<br>Executive Officer<br>(TEL: 03-6215-9955) |

Notice of Initiative Related to the Business Alliance of Subsidiary Sammy Corporation and TAIYO ELEC Co., Ltd.

As announced on March 5, 2007, the Company's subsidiary Sammy Corporation (President and Representative Director: Toru Katamoto, Headquarters: Toshima-ku, Tokyo, hereinafter "Sammy") resolved to enter into a formal agreement to form a business and capital alliance for business relating to pachinko machines, pachislot machines, arrange ball machines, jankyu machines and other entertainments with TAIYO ELEC Co., Ltd. (President and Representative Director: Eriko Sato, Head Office: Nagoya City, Aichi Prefecture, hereinafter "Taiyo Elec") which engages in the development, manufacture and sale of pachinko machines, pachislot machines and arrange ball machines.

Since the companies resolved to enter into a business alliance, Sammy and Taiyo Elec have been consulting on the details of the agreement relating to various aspects of machine development, manufacture and sale. At this time, it has been resolved at a meeting of the board of directors on November 9, 2007 that a major pachislot title developed by Taiyo Elec, "Densetsu no Miko," will sold through Sammy's nationwide sales network.

From here forward, the two companies will continue to work to strengthen their cooperative relationship with the aim of developing the pachinko pachislot market.

Profits from sales of Taiyo Elec's pachislot machine "Densetsu no Miko" have been factored in to the Company's revised full year earnings forecast for the fiscal year ending March 2008 as announced on November 9th, 2007.

-END-

Translation

November 9, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba
Executive Officer
(TEL: 03-6215-9955)

## Notice of Adjustment to Interim and Full Year Forecasts for the Period Ending March 2008

The interim forecasts for the year ending March 2008 (April 4, 2007~March 31, 2008) as announced on October 5, 2007, and the full year forecasts for the year ending March 2008 (April 4, 2007~March 31, 2008) as announced on May 11, 2007 have been amended as follows.

1. Interim Forecast (Consolidated) (April 1, 2007～September 30, 2007)

| (Units: Yen Millions, %) | Net Sales | Operating Income | Ordinary Income | Net Income |
|---|---|---|---|---|
| Prior Forecast (A) | 230,000 | (7,000) | (6,500) | (21,500) |
| Interim Results (B) | 231,053 | (4,384) | (3,929) | (20,266) |
| Change (B−A) | 1,053 | 2,615 | 2,570 | 1,233 |
| Percentage Change | +0.5% | — | — | — |
| (Reference) Results of prior comparable period | 283,551 | 62,931 | 66,029 | 37,997 |

<Reasons for Adjustment>

Compared to the interim forecast for the March 2008 fiscal year (April 1, 2007~March 31, 2008) as announced on October 5, 2007, net sales were about 1.0 billion Yen above forecast. Additionally, the size of the operating loss was 2.6 billion Yen less than expected, and the size of the ordinary loss 2.5 billion Yen less than expected. This was mainly a result of less research and development costs being recognized in the period then previously expected.

2. Full Year Forecast (Consolidated) (April 1, 2007~March 31, 2008)

| (Units: Yen Millions, %) | Net Sales | Operating Income | Ordinary Income | Net Income |
|---|---|---|---|---|
| Prior Forecast (A) | 670,000 | 70,000 | 67,000 | 35,000 |
| Revised Forecast (B) | 540,000 | 20,000 | 20,000 | 1,000 |
| Change (B−A) | (130,000) | (50,000) | (47,000) | (34,000) |
| Percentage Change | (19.4%) | (71.4%) | (70.1%) | (97.1%) |
| (Reference) Results of prior comparable period | 528,238 | 76,530 | 81,287 | 43,456 |

<Reasons for Adjustment>

After reviewing the number of titles and units the company intends to sell, in consideration of first half results and the current approval situation of main titles, the forecast number of unit shipments in pachislot has been reduced from an initial forecast of 661 thousand to 520 thousand units. Additionally, in the pachinko business, main titles developed under the system introduced in the second half of the last fiscal year are expected to slip into the following fiscal

year, and therefore expectations for pachinko unit sales have been revised from 387 thousand units to 180 thousand units. With both pachinko and pachislot machines expected to ship a lower number of units than originally forecast, the segment as a whole is expected to experience lower net sales and profits than initially forecast.

In the amusement machines segment, certain main titles forecast for sale in the second half are now expected to be introduced in the following fiscal year, and therefore sales and profits are expected to under perform plans.

In the amusement facilities segment, with same store sales struggling and the kids card business not meeting expectations, an operating loss must be forecast. Additionally, it has been decided to close or sell close to 100 of the poorest performing facilities, and an impact from associated losses has been incorporated into the revised forecasts.

In the consumer business, while it is hoped that the overseas sales will remain firm, domestic units are not expected to meet plans, and therefore an operating loss is expected to be recorded for the segment overall.

As a result of the above, in comparison with initial forecasts, net sales are expected to fall 130.0 billion Yen below initial plans to 540.0 billion Yen, operating income to fall 50.0 billion Yen below initial plans to 20.0 billion Yen, ordinary income to fall 47.0 billion Yen below initial plans to 20.0 billion Yen, and net income to fall 34.0 billion Yen below initial plans to 1.0 billion Yen.

There has been no change made to the initially forecast year end dividend of 30 Yen.

3. Issues which management is focused on resolving

Issues which the company is aware of and focused on resolving are listed as follows.

■Strengthening the Pachinko Business

The group aims to further strengthen the new development process begun in the second half of the last fiscal year in order to guarantee the creation of hit products and realize greater share. Concretely, at the same time as the company institutes a stringent quality check process incorporating external assessments at each important milestone in the development process, various strategies such as using outside development agencies are being promoted.

■Revitalizing Profits in the Amusement Facilities Business

At SEGA, based on a review of each facility's future potential and economic feasibility, it has been decided to either close or sell close to 100 of the poorest performing facilities. Going forward, with a focus on optimizing the portfolio of facilities, there will be a thorough scrap and build process, and stores will only be opened under a very clear new set of guidelines. Additionally, we look to introduce further additional measures and policies as we continue to work on strengthening revenues through enhancing management ability.

■Enhancing the Domestic Portion of the Consumer Business

The lineup strategy will be reviewed with the aim to clearly identify the most important titles, and most efficiently allocate development resources and marketing budgets. Additionally, with a strategic mix of internally and externally developed titles, the group will strive to best utilize internal resources and control development costs.

(Note) The above forecasts of operating results are made based on the assumptions, prospects and plans for the future available as of the date hereof and involve risks and uncertainties. The actual results may differ from the forecasted figures due to various material factors.

-END-

November 9, 2007

FLASH REPORT

# CONSOLIDATED FINANCIAL STATEMENTS

**6 Months Ended September 30, 2007**


***Name of the Company :*** SEGA SAMMY HOLDINGS INC.
***Code number :*** 6460
(URL http://www.segasammy.co.jp/ )
***Representative:*** Hajime Satomi
Chairman of the Board and Chief Executive Officer
***Any inquiry to :*** Shunichi Shimizu
General Manager, Accounting and Financial Department
Shiodome Sumitomo Building 21F,
1-9-2 Higashi Shimbashi, Minato-ku, Tokyo
Tel (03) 6215-9955


Filing of Interim Financial Report: December 14, 2007 (plan)
Start of interim cash dividend payments: December 10, 2007 (plan)

(Amounts below one million yen are rounded down)

**1. Consolidated Operating Results for 6 Months Ended September 30, 2007**

(1) RESULTS OF CONSOLIDATED OPERATIONS

(Percentage for net sales, operating income and net income represent change from the prior period)

| | Net sales | | Operating income | | Net income | |
|---|---|---|---|---|---|---|
| | Millions of Yen | % | Millions of Yen | % | Millions of Yen | % |
| For 6 months ended September 30, 2007 | 231,053 | (18.5) | (4,384) | — | (20,266) | — |
| For 6 months ended September 30, 2006 | 283,551 | 14.1 | 62,931 | 26.1 | 37,997 | 52.3 |
| For Year ended March 31, 2007 | 528,238 | — | 76,530 | — | 43,456 | — |

| | Net income per share | Net income per share (Diluted) |
|---|---|---|
| | Yen | Yen |
| For 6 months ended September 30, 2007 | (80.44) | — |
| For 6 months ended September 30, 2006 | 150.80 | 150.52 |
| For Year ended March 31, 2007 | 172.47 | 172.35 |

(Reference) Equity in earnings (losses) of affiliates:
For 6 months ended September 30, 2007: ¥ (180) million
For 6 months ended September 30, 2006: ¥ (29) million
For Year ended March 31, 2007: ¥ 12 million

(2) CONSOLIDATED FINANCIAL POSITION

| | Total assets | Net assets | Equity ratio | Net assets per share |
|---|---|---|---|---|
| | Millions of Yen | Millions of Yen | % | Yen |
| September 30, 2007 | 516,442 | 321,804 | 58.4 | 1,196.21 |
| September 30, 2006 | 564,736 | 363,238 | 60.8 | 1,362.68 |
| March 31,2007 | 549,940 | 358,858 | 61.5 | 1,341.80 |

(Reference) Equity at period-end (consolidated):
September 30, 2007: ¥ 301,375 million
September 30, 2006: ¥ 343,345 million
March 31, 2007: ¥ 338,069 million

(3) CONSOLIDATED CASH FLOWS

| | Net cash provided by operating activities | Net cash used in investing activities | Net cash used in financing activities | Cash and cash equivalents at the period-end |
|---|---|---|---|---|
| | Millions of Yen | Millions of Yen | Millions of Yen | Millions of Yen |
| For 6 months ended September 30, 2007 | 8,244 | (10,199) | (7,511) | 135,290 |
| For 6 months ended September 30, 2006 | 57,691 | (27,793) | (12,757) | 177,940 |
| For Year ended March 31, 2007 | 60,623 | (75,395) | (1,712) | 144,868 |

**2. Cash dividends**

| | Cash Dividends per share | | |
|---|---|---|---|
| | Interim | Year-end | For the year |
| | Yen | Yen | Yen |
| Fiscal year 2007 | 30.00 | 30.00 | 60.00 |
| Fiscal year 2008 | 30.00 | — | 60.00 |
| Fiscal year 2008(plan) | — | 30.00 | |

**3. Projection for Consolidated Results for the Fiscal Year Ending March 2008 (April 1, 2007 – March 31, 2008)**

(Percentage for net sales, operating income and net income represent change from the prior year)

| | Net sales | | Operating income | | Net income | | Net income per share |
|---|---|---|---|---|---|---|---|
| | Millions of Yen | % | Millions of Yen | % | Millions of Yen | % | Yen |
| Entire - year | 540,000 | 2.2 | 20,000 | (73.9) | 1,000 | (97.7) | 3.97 |

**4. Other**

(1) Significant changes in subsidiaries (scope of consolidation) during period: No

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements:
1. Changes associated with revision in accounting standards: Yes
2. Other changes: No

(3) Shares outstanding (common stock) at period-end
1. Number of shares outstanding (including treasury stock)
September 30, 2007: 283,229,476
September 30, 2006: 283,229,476
March 31, 2007: 283,229,476

2. Number of treasury stock
September 30 2007: 31,286,305
September 30 2006: 31,265,871
March 31 2007: 31,276,992

**[Caution With Regard to Operating Results Outlook]**

Statements in this report pertaining to market projections and the outlook for operating results reflect the assumptions and judgment of the Company's management based on the most accurate information available at the time of release. Such statements carry inherent risks and uncertainties. Factors that may affect operating results include, but are not limited to, those discussed in the projections and outlook. Readers are cautioned that changes in a variety of factors could cause actual results to differ substantially from the aforementioned projections and outlook.

# 1. Operating Results and Financial Position

## (1) Overview

During the first half of the fiscal year ending March 31, 2008, the Japanese economy experienced a gradual recovery. Supported by strong corporate profits, capital expenditures and the job market continued to improve, but the outlook is uncertain due to soaring crude oil prices and concerns over a slowdown in the U.S. economy.

In this environment, the pachislot and pachinko industry has been responding to revisions enacted in July 2004 to regulations pertaining to the law in Japan governing gaming machines. As a result, almost all pachislot models conforming to the old format had been replaced by new-format models by September 30, 2007. Faced with continuing declines in the number of pachinko halls, the industry as a whole must attract a wider range of users and reinvigorate the market by actively developing and supplying innovative new-format models.

In the amusement machine sales industry, large medal game machines, and large game machines using card systems remain strongly supported by players and are driving market growth. Both of these game machines have carved out separate market niches apart from home-use videogame consoles.

In amusement center operations, the trend toward larger, multi-purpose amusement centers has been proceeding apace, in parallel with continuing growth in the market for family-oriented amusement centers within shopping centers. With the popularity of children's card game machines in recent years having largely run its course, the market is currently awaiting the arrival of new games for light users such as families.

In the home videogame software and toys industry, new platforms launched since the end of 2005 have further penetrated the market, resulting in growing demand for videogame software. Furthermore, portable game consoles have successfully attracted a broader range of users than traditional videogame players, which has helped to reinvigorate the market.

In this business environment, the SEGA SAMMY Group recorded pachislot machine sales of 310 thousand units, down 50 thousand units year on year due to delays in the acquisition of licenses for major titles. In addition, sales of pachinko machines decreased by 24 thousand units year on year to 56 thousand machines because of the postponement of sales of some titles to improve their quality. In the amusement machine sales business, strong sales were recorded in large medal games launched in the previous fiscal year and other products. In amusement center operations, however, sales at existing centers declined year on year. In the consumer business, sales of major titles are expected to be concentrated in the second fiscal half, with related burden on R&D expenses incurred during the first half.

As a result of the above, interim net sales totaled ¥231,053 million, a decrease of 18.5% year on year. In addition, the SEGA SAMMY Group recorded an operating loss of ¥4,384 million, compared with operating income of ¥62,931 million in the same period of the previous fiscal year. Moreover, due mainly to income taxes incurred at Sammy Corporation, but also to impairment loss being recorded in China-related businesses and on certain amusement centers, the SEGA SAMMY Group recorded a net loss of ¥20,266 million, compared with net income of ¥37,997 million in the same period a year earlier.

Results by business segment were as follows.

### 《Pachislot and Pachinko Machines》

In the pachislot machine business, the SEGA SAMMY Group launched a variety of new-format models in step with the adoption of these models by pachinko halls. These models included "Pachislot Hokuto No Ken 2 Ransei Haoden Tenha no Sho," a pachislot machine with even richer graphics than its predecessors, the "Pachislot Hokuto No Ken" and "Pachislot Hokuto No Ken SE" models, which became unprecedented top-selling products, and "Devil May Cry 3." Consequently, the SEGA SAMMY Group sold a total of 310 thousand pachislot machines and maintained its top share of the market. However, during the first half of the fiscal year, the SEGA SAMMY Group provided a pachislot machine rental service for a limited time period. This was part of a cooperative measure to support the adoption of new-format machines by pachinko halls. As a result, profitability in the pachislot machine business was lower than in the same period of the previous fiscal year.

In the pachinko machine business, despite strong sales of "CR Sakura Taisen," which uses content from SEGA CORPORATION's popular game "Sakura Taisen," the SEGA SAMMY Group postponed sales of some titles in order

to improve their quality. Consequently, total sales of pachinko machines amounted to only 56 thousand machines.
As a result of the above, net sales in this segment totaled ¥100,291 million, down 31.2% year on year, and operating income was ¥12,174 million, a decline of 80.9%.

Main Pachislot Machines and Units Sold

| Model name | Brand | Units sold (Thousands) |
|---|---|---|
| Pachislot Hokuto No Ken 2 Ransei Haoden Tenha no Sho | (Sammy) | 116 |
| Devil May Cry 3 | (Rodeo) | 48 |
| Ring Ni Kakero 1 | (Ginza) | 46 |
| Pachislot Urusei Yatsura | (Ginza) | 27 |
| DISC UP Alternative | (Sammy) | 15 |
| Others | | 55 |
| Total | | 310 |

Main Pachinko Machines and Units Sold

| Model name | Brand | Units sold (Thousands) |
|---|---|---|
| CR Sakura Taisen | (Sammy) | 41 |
| CR Aladdin Destiny | (Sammy) | 7 |
| Others | | 7 |
| Total | | 56 |

### 《Amusement Machine Sales》

In the amusement machine sales business, the SEGA SAMMY Group plans to concentrate sales of major titles in the second half. However, in the first half, titles launched in the previous fiscal year sold well. These included the "ami-gyo" series, a new type of medal game that everyone from couples to families can enjoy, and "Star Horse2 SECOND FUSION," a new-generation horse racing medal game.
As a result, net sales in this segment were ¥36,731 million, down 0.6%, and operating income was ¥1,898 million, a decrease of 71.5%.

### 《Amusement Center Operations》

In amusement center operations, sales at existing centers were lower than in the same period of the previous fiscal year. In the kids' card game machine business, "Dinosaur King" recorded strong sales by capturing synergies with an animated television series. However, the popularity of other content tapered off, leading to a drastic year on year overall decline in sales volume of kids' cards.
During the first half, 6 new amusement centers were opened in Japan, while 22 locations were closed. As a result, the Group had a total of 433 amusement centers as of September 30, 2007.
As a result, net sales in this segment were ¥47,906 million, down 10.6%, and operating loss was ¥2,294 million, compared to an operating income of ¥2,953 million a year earlier.

### 《Consumer Business》

In the consumer business, videogame software sales were 4,910 thousand copies, a decrease of 840 thousand copies from the first half of the previous fiscal year. This was mainly attributable to plans to concentrate sales of major titles in Japan and overseas mainly during the second half. Additionally, with the strengthening of the research and development structure costs for research and development rose year over year. By region, the SEGA SAMMY Group recorded videogame software sales of 910 thousand copies in Japan, 1,720 thousand in the U.S., 2,270 thousand in Europe, and 20 thousand in other regions. In Japan, strong-selling videogame software titles included "Shining Wind," while overseas "Sega Rally Revo" and "Sonic Rush Adventure" sold well.
In the toy sales segment, sales were weak in Japan, but overseas sales were buoyant, especially for "idog." In addition,

the Group performed well in content for mobile phones, but overseas sales of animated videos were weak.
As a result, net sales in this segment were ¥41,444 million, an increase of 1.6% year on year. The Group also recorded an operating loss of ¥12,545 million, compared to an operating loss of ¥6,763 million a year earlier.

### 《Others》

This segment covers planning, design, management, construction, and other services involving commercial and other facilities. Segment sales totaled ¥8,709 million, down 17.3%, and the operating loss was ¥214 million, compared to an operating loss of ¥414 million in the same period a year earlier.

**[Outlook for the March 2008 Fiscal Year]**

In the pachinko and pachislot industry, although pachinko halls are expected to face a challenging business environment, we expect demand will continue to be firm for pachinko and pachislot machines which already comply with new requirements. Against this backdrop, we will strive to maintain our position as the manufacturer with top share of the pachislot market by further strengthening the development of models based on new requirements. In the pachinko business, the Group intends to further strengthen the new development process begun in the second half of the last fiscal year, and establish a system that will consistently create hit products and allow for share gains.
In the amusement machine sales business, we plan on introducing new versions of successful titles sequentially. In the overseas portion of the business, priorities will be selected by market, and a value chain consisting of development, manufacture and sale will be established.
At SEGA, based on a review of each facility's future potential and economic feasibility, it has been decided to either close or sell close to 100 of the poorest performing facilities. Going forward, with a focus on optimizing the portfolio of facilities, there will be a thorough scrap and build process, and stores will only be opened under a very clear new set of guidelines in order to restore profitability. Through the introduction of new titles in the kids card business we will aim to maintain share in this market.
In the console entertainment software division of the consumer business segment, we aim to deliver an impressive lineup of titles for the Christmas season. Looking at the coming year we will re-establish our lineup strategy and review allocation of resources. Additionally, in the mobile content, graphics and toy business, the Group will work to strengthen internal collaboration and drive further business expansion.

In light of the considerations above, we expect full year consolidated net sales of ¥540,000 million (an increase of 2.2% year on year), consolidated operating income of ¥20,000 million (a decrease of 73.9% year on year), and consolidated net income of ¥1,000 million (a decrease of 97.7% year on year).

**[Caution With Regard to Operating Results Outlook]**

Statements in this report pertaining to market projections and the outlook for operating results reflect the assumptions and judgment of the Company's management based on the most accurate information available at the time of release. Such statements carry inherent risks and uncertainties. Factors that may affect operating results include, but are not limited to, those discussed in the projections and outlook. Readers are cautioned that changes in a variety of factors could cause actual results to differ substantially from the aforementioned projections and outlook.

**(2) Financial Position**

Total assets at September 30, 2007 were ¥516,442 million, a decrease of ¥33,497 million from March 31, 2007. This mainly reflected a decrease in notes and accounts receivable and a decrease due to the write-down of investment securities and other factors. The current ratio remained at a high level of 181.7%.

Net assets were ¥321,804 million, ¥37,053 million lower than at the previous fiscal year-end. This decrease was mainly the result of the net loss of ¥20,266 million and a decrease of ¥7,558 million due to the cash dividends paid.

As a result, the equity ratio was 58.4% at September 30, 2007, down 3.1 points from March 31, 2007.

As of September 30, 2007, cash and cash equivalents (hereinafter "cash") were ¥135,290 million, a decrease of ¥9,578 million from March 31, 2007.

During the interim period, net cash provided by operating activities was ¥8,244 million. The main contributing factor was a decrease in notes and accounts receivable, which offset a loss before income taxes and minority interests of ¥8,565 million.

Net cash used by investing activities was ¥10,199 million. The main use of cash was for payment for purchase of tangible fixed assets.

Financing activities used net cash of ¥7,511 million, mainly for the cash dividends paid.

<Cash Flow Indices>

| | March 2005 | March 2006 | March 2007 | September 2007 |
|---|---|---|---|---|
| Equity ratio | 59.0% | 60.6% | 61.5% | 58.4% |
| Equity ratio (fair market value) | 185.6% | 230.2% | 126.0% | 74.6% |
| Redemption of debt | 64.6% | 47.6% | 89.0% | 330.1% |
| Interest coverage ratio | 105.8 times | 123.8 times | 196.3 times | 29.6 times |

Notes: Equity ratio: (Net assets − Share subscription rights − Minority interest) / total assets
Equity ratio (fair market value): Market capitalization / total assets
Redemption of debt: Interest-bearing debt / operating cash flow
Interest coverage ratio: Operating cash flow / interest payments

1. All indicators are calculated using the consolidated financial results.
2. Market capitalization is calculated by multiplying the year-end (interim) share price with the number of shares issued and outstanding at year-end (interim) (excluding treasury stock).
3. Operating cash flow refers to Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows.
4. The redemption of debt for the interim period under review is based on calculated annual figure for Operating cash flows.
5. Interest-bearing debt is the portion of debt recorded in the Consolidated Balance Sheets on which interest is being paid. Interest payments refer to interest paid as shown in the Consolidated Statements of Cash Flows.
6. For payment of interest expenses, amounts shown in the Consolidated Statements of Cash Flows are used.

**(3) Basic Policy Concerning Distribution of Earnings for the Fiscal Year Under Review and the Following Fiscal Year**

SEGA SAMMY HOLDINGS gives priority to returning earnings to shareholders. The Company's basic policy is to pay an appropriate dividend that is commensurate with earnings.

For the distribution of the surplus, SEGA SAMMY HOLDINGS plan to pay interim and year-end dividends of ¥30 per share each for the fiscal year ending March 31, 2008 in order to achieve continuous returning earnings to shareholders. Furthermore, SEGA SAMMY HOLDINGS' policy is to effectively use retained earnings to bolster its financial position and operating base as well as for investments in line with business expansion, the establishment of new subsidiaries, and M&As.

## 2. Overview of the SEGA SAMMY Group

The business structure and status of affiliates of the SEGA SAMMY Group are described in its most recent Financial Report (filed on June 20, 2007). Since there are no major changes, those sections have been omitted from this report.

# 3. Management Policies

**(1) Basic Management Policies**

SEGA CORPORATION and Sammy Corporation on October 1, 2004 integrated their operations to build an even more powerful base as a comprehensive global entertainment organization. Combining the resources of the two companies, a holding company called SEGA SAMMY HOLDINGS was established with the aim of maximizing corporate value. The fiscal year ending March 31, 2007 is the third year since the two companies made a new start as the SEGA SAMMY Group. During the year under review, the Group took various measures to build a business framework that responds quickly and flexibly to changes in the operating environment and accelerate growth.

The core business domain of the SEGA SAMMY Group is the comprehensive entertainment business, comprising pachislot and pachinko machines, amusement machine sales, amusement center operations, and the consumer business.

Within this sphere, the Group targets markets worldwide in the quest to maximize and cross-fertilize its entertainment content and resources, ultimately aiming to promote business operations that target every age group. Moreover, the SEGA SAMMY Group is enhancing its presence in every applicable business field in a drive to become the world's leading name in comprehensive entertainment. To this end, the Group is committed to winning the trust and meeting the expectations of its stakeholders

**(2) Medium- to Long-term Strategies and Other Issues**

The SEGA SAMMY Group is engaged in a diverse array of entertainment businesses, ranging from pachislot and pachinko machines to commercial amusement machines, amusement center management, and home videogame software, as well as online games and services for mobile handsets. Operations also extend to toys and animation. Positioning these fields as core businesses, the Company's medium- to long-term strategies are focused on ensuring that it remains competitive in all these businesses in markets worldwide, while further expanding into fields peripheral to core businesses independently or through M&As and other means.

**(3) Issues to be Addressed**

Looking at the pachislot and pachinko machine business, the SEGA SAMMY Group will take steps to maintain top market share in the pachislot business. The Group will reinforce the development of models that comply with new requirements in accordance with revisions enacted to regulations pertaining to the law in Japan governing gaming machines. While strengthening development, the SEGA SAMMY Group will continue to develop multiple brands in the pachinko business, as it does in the pachislot business, by making effective use of tie-ups with GINZA CORPORATION and TAIYO ELEC Co., Ltd. We will also work to fulfill the Group's medium-term goal of rapidly capturing a top share of the pachinko machine market.

In the amusement machine sales business in Japan, the SEGA SAMMY Group will work to increase installations while enhancing profitability. Specifically, we will try to attract customers in wider age segments by offering a product lineup ranging from network-enabled, high-value-added products to family-oriented machines. For overseas markets, the goal is to develop products by incorporating customer needs that differ by nation and region into product development.

In amusement center operations, the SEGA SAMMY Group will work to improve sales at existing facilities by boosting customer satisfaction with products and services that set our facilities apart from those of other companies. At the same time, we will focus on increasing profitability by working to reduce costs. We also aim to continue generating earnings in the existing children's card game business, established through the success of "MUSHIKING: The King of Beetles," by launching new products. Meanwhile, the SEGA SAMMY Group plans to formulate business strategies to develop large amusement centers that maximize investment returns while minimizing risks for the Group as a whole.

In the consumer business, the home videogame software market has been seeing broad uptake of new game platforms. In response, the SEGA SAMMY Group will boost development capabilities and push ahead with strategies based on a business structure focused on profitability. In overseas markets, local product development will be essential to accurately respond to the specific needs of each market. Accordingly, the SEGA SAMMY Group will bolster staff levels at development companies as part of efforts to reinforce its product lineup and acquire state-of-the-art development technologies. The goal is to sharpen the Group's competitive edge.

Finally, looking at the online game market, the SEGA SAMMY Group has identified a need to develop this promising growth field into a profitable business. This will entail appropriately distributing management resources based on an understanding of the profitability of the online business in each region.

Efforts will also be made to reinforce content for mobile phones, toys, video, and other businesses, mainly at publicly listed subsidiaries.

**(4) Other Key Management Issues**

On December 27, 2005, Aruze Corporation filed a lawsuit against SEGA SAMMY subsidiary Sammy Corporation at the Tokyo District Court, claiming financial damages of ¥21,000 million and other sanctions for the alleged infringement of two Aruze patents, specifically patents No. 3069092 and No. 3708056, by Sammy in relation to the manufacture and sale of "Hokuto No Ken" pachislot machines. On May 22, 2007, the Tokyo District Court issued a judgment dismissing both claims made by Aruze Corporation.

Dissatisfied with the Tokyo District Court's judgment, Aruze Corporation filed an appeal on June 4, 2007 with the Intellectual Property High Court. The case is currently under trial.

Sammy Corporation believes that this case does not constitute an infringement of Aruze's patents or other intellectual property rights, and that the Tokyo District Court's judgment will be correctly reflected in the proceedings. However, the SEGA SAMMY Group's business results may still be affected depending on the outcome of the trial.

# CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006, SEPTEMBER 30, 2007 AND MARCH 31, 2007

(Unit : Millions of Yen)

| | Prior period (As of September 30,2006) | | Current period (As of September 30,2007) | | Prior year (As of March 31,2007) | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| ( A s s e t s ) | | % | | % | | % |
| I Current Assets | | | | | | |
| Cash and deposits | 170,915 | | 136,599 | | 146,645 | |
| Notes and accounts receivable - trade | 88,550 | | 65,401 | | 83,492 | |
| Allowance for doubtful accounts - current | (1,008) | | (582) | | (571) | |
| Marketable securities | 9,795 | | 1,996 | | 996 | |
| Inventories | 33,052 | | 40,466 | | 40,117 | |
| Others | 41,839 | | 47,198 | | 41,493 | |
| Total current assets | 343,146 | 60.8 | 291,079 | 56.4 | 312,175 | 56.8 |
| II Fixed assets | | | | | | |
| Tangible fixed assets | | | | | | |
| Buildings and structures | 31,537 | | 29,203 | | 31,165 | |
| Land | — | | 47,935 | | 46,029 | |
| Others | 60,829 | | 35,050 | | 34,702 | |
| Total tangible fixed assets | 92,366 | 16.4 | 112,189 | 21.7 | 111,897 | 20.3 |
| Intangible fixed assets | | | | | | |
| Goodwill | 19,203 | | 15,130 | | 18,524 | |
| Others | 6,398 | | 6,601 | | 6,743 | |
| Total intangible fixed assets | 25,602 | 4.5 | 21,732 | 4.2 | 25,267 | 4.6 |
| Investments and other assets | | | | | | |
| Investment securities | 68,622 | | 49,070 | | 63,471 | |
| Others | 43,477 | | 49,921 | | 44,850 | |
| Allowance for doubtful accounts non - current | (8,478) | | (7,550) | | (7,721) | |
| Total investments and other assets | 103,621 | 18.3 | 91,441 | 17.7 | 100,600 | 18.3 |
| Total fixed assets | 221,590 | 39.2 | 225,363 | 43.6 | 237,765 | 43.2 |
| Total assets | 564,736 | 100.0 | 516,442 | 100.0 | 549,940 | 100.0 |
| ( L i a b i l i t i e s ) | | | | | | |
| I Current liabilities | | | | | | |
| Notes and accounts payable - trade | 65,907 | | 71,205 | | 71,414 | |
| Short - term bank loans and current portion of long - term debt | 7,277 | | 28,471 | | 29,244 | |
| Income taxes payable | 29,988 | | 17,783 | | 12,059 | |
| Accrued employees' bonuses | 2,173 | | 1,708 | | 1,731 | |
| Accrued directors' and corporate auditors' bonuses | 405 | | 47 | | 489 | |
| Allowance for sales return | — | | 78 | | 225 | |
| Allowance for game points earned by customers | — | | 124 | | 119 | |
| Others | 50,179 | | 40,740 | | 37,738 | |
| Total current liabilities | 155,932 | 27.6 | 160,159 | 31.0 | 153,021 | 27.9 |

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006, SEPTEMBER 30, 2007 AND MARCH 31, 2007

(Unit : Millions of Yen)

| | Prior period (As of September 30,2006) | | Current period (As of September 30,2007) | | Prior year (As of March 31,2007) | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| Ⅱ Non-current liabilities | | % | | % | | % |
| Bonds payable | 22,620 | | 10,220 | | 15,695 | |
| Long - term debt, less current portion | 2,934 | | 3,340 | | 1,111 | |
| Severance and retirement allowance | 8,036 | | 8,992 | | 8,429 | |
| Retirement benefits for directors and corporate auditors | 1,203 | | 1,305 | | 1,293 | |
| Others | 10,771 | | 10,619 | | 11,531 | |
| Total non - current liabilities | 45,566 | 8.1 | 34,478 | 6.7 | 38,060 | 6.9 |
| Total liabilities | 201,498 | 35.7 | 194,637 | 37.7 | 191,082 | 34.8 |
| (Net Assets) | | | | | | |
| Ⅰ Shareholder's equity | | | | | | |
| Common stock | 29,953 | | 29,953 | | 29,953 | |
| Capital surplus | 171,094 | | 171,095 | | 171,096 | |
| Retained earnings | 223,272 | | 192,504 | | 221,172 | |
| Treasury stock | (73,619) | | (73,675) | | (73,656) | |
| Total shareholders' equity | 350,700 | 62.1 | 319,877 | 61.9 | 348,565 | 63.3 |
| Ⅱ Accumulated gains (losses) from valuation and translation adjustments | | | | | | |
| Unrealized gains on securities, net of taxes | 8,493 | | (3,296) | | 4,779 | |
| Unrealized losses on hedging derivatives, net of taxes | (36) | | (3) | | (17) | |
| Land revaluation difference, net of taxes | (7,505) | | (7,505) | | (7,505) | |
| Foreign currency translation adjustments | (8,306) | | (7,695) | | (7,752) | |
| Total accumulated losses from revaluation and translation | (7,354) | (1.3) | (18,501) | (3.6) | (10,496) | (1.9) |
| Ⅲ Share subscription rights | 93 | 0.0 | 811 | 0.2 | 454 | 0.1 |
| Ⅳ Minority interests | 19,798 | 3.5 | 19,617 | 3.8 | 20,334 | 3.7 |
| Total net assets | 363,238 | 64.3 | 321,804 | 62.3 | 358,858 | 65.2 |
| Total liabilities and net assets | 564,736 | 100.0 | 516,442 | 100.0 | 549,940 | 100.0 |

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR 6 MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 AND FOR THE YEAR ENDED MARCH 31, 2007

(Unit : Millions of Yen)

| | Prior period From April 1,2006 To September 30,2006 | | Current period From April 1,2007 To September 30,2007 | | Prior year From April 1,2006 To March 31,2007 | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| | | % | | % | | % |
| Net sales | 283,551 | 100.0 | 231,053 | 100.0 | 528,238 | 100.0 |
| Cost of sales | 158,922 | 56.0 | 172,827 | 74.8 | 325,158 | 61.5 |
| Gross profit | 124,628 | 44.0 | 58,226 | 25.2 | 203,079 | 38.5 |
| Selling, general and administrative expenses | 61,696 | 21.8 | 62,610 | 27.1 | 126,548 | 24.0 |
| Operating (loss) income | 62,931 | 22.2 | (4,384) | (1.9) | 76,530 | 14.5 |
| Other income (expenses) : | | | | | | |
| Interest and dividend income | 465 | | 661 | | 1,407 | |
| Gain on investments in partnerships | 3,063 | | 458 | | 5,601 | |
| Gain on the prior – term adjustment | — | | 423 | | 50 | |
| Gain on sales of fixed assets | 99 | | 54 | | 112 | |
| Reversal of allowance for doubtful receivables | 538 | | 260 | | 828 | |
| Gain on sale of investment securities | — | | 485 | | 119 | |
| Gain on change in equity of a subsidiary | 2 | | 13 | | 4 | |
| Interest expenses | (309) | | (289) | | (624) | |
| Sales discount | (633) | | (253) | | (946) | |
| Equity in losses of affiliates | (29) | | (180) | | — | |
| Bad debt expenses | — | | (234) | | (246) | |
| Loss on investment in partnerships | — | | (194) | | (1,442) | |
| Loss from the prior – term adjustment | — | | (71) | | (474) | |
| Loss on disposal of fixed assets | (354) | | (451) | | (860) | |
| Loss on sale of fixed assets | (4) | | (4) | | (14) | |
| Impairment loss | (73) | | (4,226) | | (1,705) | |
| Loss from revaluation of investment securities | (527) | | (63) | | (1,051) | |
| Loss on disposal of software under development | — | | (818) | | — | |
| Others | 442 | | 251 | | 129 | |
| Sub total | 2,680 | 0.9 | (4,181) | (1.8) | 887 | 0.2 |
| (Loss) income before income taxes and minority interest | 65,612 | 23.1 | (8,565) | (3.7) | 77,417 | 14.7 |
| Income taxes – current | 28,746 | 10.1 | 17,198 | 7.5 | 33,698 | 6.4 |
| - deferred | (1,906) | (0.7) | (5,530) | (2.4) | (1,148) | (0.2) |
| Total income taxes | 26,840 | 9.4 | 11,668 | 5.1 | 32,549 | 6.2 |
| Net (loss) income before minority interests | 38,772 | 13.7 | (20,234) | (8.8) | 44,867 | 8.5 |
| Minority interests | 774 | 0.3 | 32 | 0.0 | 1,411 | 0.3 |
| Net (loss) income | 37,997 | 13.4 | (20,266) | (8.8) | 43,456 | 8.2 |

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR 6 MONTHS ENDED SEPTEMBER 30, 2006

(Unit : Millions of Yen)

| | Shareholder's equity | | | | | Accumulated gains (losses) from valuation and translation adjustments | |
|---|---|---|---|---|---|---|---|
| | Common Stock | Capital surplus | Retained earnings | Treasury stock | Total Shareholder's equity | Unrealized gains on securities, net of taxes | Unrealized losses on hedging derivatives, net of taxes |
| Balances as of March 31, 2006 | 29,953 | 171,071 | 193,721 | (73,549) | 321,196 | 11,756 | – |
| Changes in the term | | | | | | | |
| Dividend of retained earnings | | | (7,559) | | (7,559) | | |
| Bonuses to directors and corporate auditors (Note) | | | (645) | | (645) | | |
| Net income | | | 37,997 | | 37,997 | | |
| Purchase of treasury stock | | | | (61) | (61) | | |
| Sale of treasury stock | | 22 | | (8) | 14 | | |
| Consolidation scope change | | | (241) | | (241) | | |
| Changes in the item except Shareholders' equity (Net amount) | | | | | | (3,263) | (36) |
| Total changes in the term | – | 22 | 29,551 | (70) | 29,503 | (3,263) | (36) |
| Balances as of September 30, 2006 | 29,953 | 171,094 | 223,272 | (73,619) | 350,700 | 8,493 | (36) |

| | Accumulated gains (losses) from valuation and translation adjustments | | | Share subscription right | Minority interest | Total net assets |
|---|---|---|---|---|---|---|
| | Land revaluation difference, net of taxes | Foreign currency translation adjustments | Total accumulated losses from revaluation and translation | | | |
| Balances as of March 31, 2006 | (7,506) | (8,767) | (4,516) | – | 19,311 | 335,991 |
| Changes in the term | | | | | | |
| Dividend of retained earnings | | | | | | (7,559) |
| Bonuses to directors and corporate auditors (Note) | | | | | | (645) |
| Net income | | | | | | 37,997 |
| Purchase of treasury stock | | | | | | (61) |
| Sale of treasury stock | | | | | | 14 |
| Consolidation scope change | | | | | | (241) |
| Changes in the item except Shareholders' equity (Net amount) | 0 | 461 | (2,837) | 93 | 486 | (2,257) |
| Total changes in the term | 0 | 461 | (2,837) | 93 | 486 | 27,246 |
| Balances as of September 30, 2006 | (7,505) | (8,306) | (7,354) | 93 | 19,798 | 363,238 |

(Note)

Items concerning appropriation of earnings resolved at the Ordinary General Meeting of Shareholders in June 2006.

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR 6 MONTHS ENDED SEPTEMBER 30, 2007

(Unit : Millions of Yen)

| | Shareholder's equity | | | | | Accumulated gains (losses) from valuation and translation adjustments | |
|---|---|---|---|---|---|---|---|
| | Common Stock | Capital surplus | Retained earnings | Treasury stock | Total Shareholder's equity | Unrealized gains on securities, net of taxes | Unrealized losses on hedging derivatives, net of taxes |
| Balances as of March 31, 2007 | 29,953 | 171,096 | 221,172 | (73,656) | 348,565 | 4,779 | (17) |
| Changes in the term | | | | | | | |
| Dividend of retained earnings | | | (7,558) | | (7,558) | | |
| Net income (loss) | | | (20,266) | | (20,266) | | |
| Effect from changes of accounting policies of foreign subsidiaries | | | (862) | | (862) | | |
| Purchase of treasury stock | | | | (26) | (26) | | |
| Sale of treasury stock | | (1) | | 7 | 6 | | |
| Consolidation scope change | | | 19 | | 19 | | |
| Changes in the item except Shareholders' equity (Net amount) | | | | | | (8,075) | 13 |
| Total changes in the term | – | (1) | (28,668) | (19) | (28,688) | (8,075) | 13 |
| Balances as of September 30, 2007 | 29,953 | 171,095 | 192,504 | (73,675) | 319,877 | (3,296) | (3) |

| | Accumulated gains (losses) from valuation and translation adjustments | | | Share subscription right | Minority interest | Total net assets |
|---|---|---|---|---|---|---|
| | Land revaluation difference, net of taxes | Foreign currency translation adjustments | Total accumulated losses from revaluation and translation | | | |
| Balances as of March 31, 2007 | (7,505) | (7,752) | (10,496) | 454 | 20,334 | 358,858 |
| Changes in the term | | | | | | |
| Dividend of retained earnings | | | | | | (7,558) |
| Net income (loss) | | | | | | (20,266) |
| Effect from changes of accounting policies of foreign subsidiaries | | | | | | (862) |
| Purchase of treasury stock | | | | | | (26) |
| Sale of treasury stock | | | | | | 6 |
| Consolidation scope change | | | | | | 19 |
| Changes in the item except Shareholders' equity (Net amount) | – | 57 | (8,005) | 356 | (716) | (8,364) |
| Total changes in the term | – | 57 | (8,005) | 356 | (716) | (37,053) |
| Balances as of September 30, 2007 | (7,505) | (7,695) | (18,501) | 811 | 19,617 | 321,804 |

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED MARCH 31, 2007

(Unit : Millions of Yen)

| | Shareholder's equity | | | | | Accumulated gains (losses) from valuation and translation adjustments | |
|---|---|---|---|---|---|---|---|
| | Common Stock | Capital surplus | Retained earnings | Treasury stock | Total Shareholder's equity | Unrealized gains on securities, net of taxes | Unrealized losses on hedging derivatives, net of taxes |
| Balances as of March 31, 2006 | 29,953 | 171,071 | 193,721 | (73,549) | 321,196 | 11,756 | – |
| Changes in the term | | | | | | | |
| Dividend of retained earnings | | | (15,118) | | (15,118) | | |
| Bonuses to directors and corporate auditors (Note) | | | (645) | | (645) | | |
| Net income | | | 43,456 | | 43,456 | | |
| Purchase of treasury stock | | | | (107) | (107) | | |
| Sale of treasury stock | | 25 | | 0 | 25 | | |
| Consolidation scope change | | | (241) | | (241) | | |
| Changes in the item except Shareholders' equity (Net amount) | | | | | | (6,977) | (17) |
| Total changes in the term | – | 25 | 27,451 | (107) | 27,369 | (6,977) | (17) |
| Balances as of March 31, 2007 | 29,953 | 171,096 | 221,172 | (73,656) | 348,565 | 4,779 | (17) |

| | Accumulated gains (losses) from valuation and translation adjustments | | | Share subscription right | Minority interest | Total net assets |
|---|---|---|---|---|---|---|
| | Land revaluation difference, net of taxes | Foreign currency translation adjustments | Total accumulated losses from revaluation and translation | | | |
| Balances as of March 31, 2006 | (7,506) | (8,767) | (4,516) | – | 19,311 | 335,991 |
| Changes in the term | | | | | | |
| Dividend of retained earnings | | | | | | (15,118) |
| Bonuses to directors and corporate auditors (Note) | | | | | | (645) |
| Net income | | | | | | 43,456 |
| Purchase of treasury stock | | | | | | (107) |
| Sale of treasury stock | | | | | | 25 |
| Consolidation scope change | | | | | | (241) |
| Changes in the item except Shareholders' equity (Net amount) | 0 | 1,014 | (5,979) | 454 | 1,022 | (4,502) |
| Total changes in the term | 0 | 1,014 | (5,979) | 454 | 1,022 | 22,867 |
| Balances as of March 31, 2007 | (7,505) | (7,752) | (10,496) | 454 | 20,334 | 358,858 |

(Note)

Items concerning appropriation of earnings resolved at the Ordinary General Meeting of Shareholders in June 2006.

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR 6 MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 AND FOR THE YEAR ENDED MARCH 31, 2007

(Unit : Millions of Yen)

| | Prior period From April 1,2006 To September 30,2006 | Current period From April 1,2007 To September 30,2007 | Prior year From April 1,2006 To March 31,2007 |
|---|---|---|---|
| | Amount | Amount | Amount |
| Cash flows from operating activities: | | | |
| (Loss) income before income taxes and minority interests | 65,612 | (8,565) | 77,417 |
| Depreciation and amortization | 12,004 | 29,890 | 28,048 |
| Impairment loss | 73 | 4,226 | 1,705 |
| Amount of transfer of equipment by amusement center operation business | (5,835) | (4,520) | (8,096) |
| Amount of transfer of equipment by pachislot and pachinko rental business | (1,263) | (17,129) | (2,274) |
| Interest and dividend income | (465) | (661) | (1,407) |
| Interest expenses | 309 | 289 | 624 |
| Amortization of goodwill | 1,137 | 1,248 | 4,830 |
| Loss on change in equity of a subsidiary - net | 24 | 27 | 36 |
| Equity in losses (earnings) of affiliates | 29 | 180 | (12) |
| Loss on disposal/sales of fixed assets - net | 259 | 401 | 762 |
| Loss from revaluation of investment securities - net | 527 | 63 | 1,051 |
| Gain on investment in partnerships | (2,985) | (263) | (4,159) |
| Others | (2,661) | (8,835) | (13,561) |
| Changes in assets and liabilities: | | | |
| Decrease in notes and accounts receivable | 7,545 | 18,109 | 14,321 |
| Increase in inventories | (826) | (584) | (7,538) |
| (Decrease) increase in notes and accounts payable | 3,254 | (198) | 8,778 |
| Sub-total | 76,738 | 13,677 | 100,528 |
| Receipt of interest and dividend income | 413 | 716 | 1,236 |
| Payment of interest expenses | (273) | (278) | (308) |
| Payment of income taxes | (34,858) | (12,179) | (56,614) |
| Refund of income taxes | 15,671 | 6,308 | 15,782 |
| Net cash provided by operating activities | 57,691 | 8,244 | 60,623 |

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR 6 MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 AND FOR THE YEAR ENDED MARCH 31, 2007

(Unit : Millions of Yen)

| | Prior period From April 1,2006 To September 30,2006 | Current period From April 1,2007 To September 30,2007 | Prior year From April 1,2006 To March 31,2007 |
|---|---|---|---|
| | Amount | Amount | Amount |
| Cash flows from investing activities: | | | |
| Increase (decrease) in time deposit - net | (1,542) | 469 | (1,549) |
| Payment for purchase of securities | — | (798) | — |
| Proceeds from redemption of securities | 2,500 | — | 4,514 |
| Payment for purchase of tangible fixed assets | (16,081) | (12,688) | (49,344) |
| Proceeds from sales of tangible fixed assets | 998 | 62 | 1,542 |
| Payment for purchase of intangible fixed assets | (1,712) | (1,764) | (1,972) |
| Proceeds from sales of intangible fixed assets | 1 | 1 | 12 |
| Payment for acquisition of shares of affiliated companies | (95) | (207) | (4,676) |
| Proceeds from sales of shares of affiliated companies | 0 | — | 0 |
| Payment for purchase of investment securities | (9,116) | (83) | (33,180) |
| Proceeds from sales of investment securities | 136 | 893 | 4,342 |
| Proceeds from redemption of investment securities | — | 1,000 | — |
| Payment for investment in partnerships | (6,941) | (640) | (9,802) |
| Proceeds from distribution of investment in partnerships | 16,650 | 5,830 | 24,623 |
| Proceeds from (payment for) acquisition of consolidated subsidiaries - net | (7,855) | 2 | (8,635) |
| (Payment for) proceeds from sales of consolidated subsidiaries - net | 300 | (178) | 300 |
| Decrease in loans receivable – net | (1,340) | (1,053) | (1,565) |
| Lease deposits | (1,595) | (550) | (2,490) |
| Refund of deposits | 839 | 726 | 1,787 |
| Others | (2,939) | (1,218) | 698 |
| Net cash used in investing activities | (27,793) | (10,199) | (75,395) |
| Cash flows from financing activities: | | | |
| Increase (decrease) in short - term bank loans - net | (1,109) | 1,056 | 21,370 |
| Proceeds from issuance of long - term debt | — | 3,188 | 200 |
| Payment of long - term debt | (2,741) | (2,882) | (5,821) |
| Payment of redemption of bonds | (1,001) | (1,000) | (2,001) |
| Proceeds from issuance of stock to minority shareholders | 36 | 48 | 185 |
| Cash dividends paid for minority shareholders | (296) | (283) | (298) |
| Cash dividends paid | (7,538) | (7,530) | (15,093) |
| Payment for purchase of treasury stock | (61) | (26) | (107) |
| Others | (44) | (82) | (146) |
| Net cash used in financing activities | (12,757) | (7,511) | (1,712) |
| Effect of exchange rate changes on cash and cash equivalents | 201 | (44) | 754 |
| Net (decrease) increase in cash and cash equivalents | 17,341 | (9,511) | (15,729) |
| Cash and cash equivalents at beginning of period / year | 160,094 | 144,868 | 160,094 |
| Net (decrease) increase in cash and cash equivalents due to consolidation scope change | 504 | (67) | 504 |
| Cash and cash equivalents at end of period / year | 177,940 | 135,290 | 144,868 |

## SEGMENT INFORMATION

A. Operations by product

Prior period (From April 1, 2006 to September 30, 2006)

(Unit: Millions of yen)

| | Pachinko Pachislot | Amusement machine sales | Amusement center operations | Consumer business | Others | Total | Corporate and eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Net sales - | | | | | | | | |
| (1) Outside customers | 145,037 | 34,616 | 53,571 | 40,711 | 9,614 | 283,551 | — | 283,551 |
| (2) Inter segment | 642 | 2,318 | 6 | 75 | 918 | 3,961 | (3,961) | — |
| Total | 145,680 | 36,934 | 53,577 | 40,786 | 10,532 | 287,512 | (3,961) | 283,551 |
| Cost and expenses | 81,932 | 30,276 | 50,623 | 47,549 | 10,947 | 221,329 | (710) | 220,619 |
| Operating income (loss) | 63,748 | 6,658 | 2,953 | (6,763) | (414) | 66,182 | (3,250) | 62,931 |

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.

3. General corporate expenses of ¥ 3,546 million, which mainly consist of expenses incurred by the submitting company's group management, are included in "Corporate and eliminations."

Current period (From April 1, 2007 to September 30, 2007)

(Unit: Millions of yen)

| | Pachinko Pachislot | Amusement machine sales | Amusement center operations | Consumer business | Others | Total | Corporate and eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Net sales - | | | | | | | | |
| (1) Outside customers | 99,791 | 34,353 | 47,905 | 41,210 | 7,792 | 231,053 | — | 231,053 |
| (2) Inter segment | 499 | 2,377 | 1 | 234 | 917 | 4,029 | (4,029) | — |
| Total | 100,291 | 36,731 | 47,906 | 41,444 | 8,709 | 235,083 | (4,029) | 231,053 |
| Cost and expenses | 88,116 | 34,832 | 50,200 | 53,989 | 8,924 | 236,064 | (626) | 235,438 |
| Operating income (loss) | 12,174 | 1,898 | (2,294) | (12,545) | (214) | (980) | (3,403) | (4,384) |

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.
3. General corporate expenses of ¥ 3,435 million, which mainly consist of expenses incurred by the submitting company's group management, are included in "Corporate and eliminations."

Prior year (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

| | Pachinko Pachislot | Amusement machine sales | Amusement center operations | Consumer business | Others | Total | Corporate and eliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|
| Net sales - | | | | | | | | |
| (1) Outside customers | 211,539 | 75,454 | 103,850 | 119,593 | 17,800 | 528,238 | — | 528,238 |
| (2) Inter segment | 2,170 | 4,165 | 9 | 239 | 1,833 | 8,418 | (8,418) | — |
| Total | 213,710 | 79,619 | 103,859 | 119,833 | 19,633 | 536,656 | (8,418) | 528,238 |
| Cost and expenses | 142,607 | 67,937 | 103,726 | 118,084 | 20,979 | 453,334 | (1,627) | 451,707 |
| Operating income (loss) | 71,102 | 11,682 | 132 | 1,748 | (1,345) | 83,321 | (6,791) | 76,530 |

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.

3. General corporate expenses of ¥ 7,014 million, which mainly consist of expenses incurred by the submitting company's group management, are included in "Corporate and eliminations."

B. Geographical segment information

Geographical segment information was not presented as the sales and assets of consolidated domestic subsidiaries for 6 months ended September 30, 2006 and 2007 and the year ended March 31, 2007 exceed 90% of consolidated net sales and assets

C. Overseas sales

Prior period (From April 1, 2006 to September 30, 2006)

Overseas sales were not presented as the overseas sales of the Company and its consolidated subsidiaries for 6months ended September 30, 2006 were less than 10% of consolidated net sales.

Current period (From April 1, 2007 to September 30, 2007)

(Unit: Millions of yen)

| | North America | Europe | Other | Total |
|---|---|---|---|---|
| I Total Overseas sales | 13,633 | 9,759 | 4,392 | 27,785 |
| II Consolidated net sales | | | | 231,053 |
| III Percentage of Overseas sales to Consolidated net sales (%) | 5.9 | 4.2 | 1.9 | 12.0 |

(Note)
1. Segmentation of countries and regions is based on geographical proximity.
2. Major countries and regions are as follows.
   (1) North America ··· United States, etc.
   (2) Europe ··· United Kingdom, Italy, France, Germany, etc.
   (3) Other ··· China, South Korea, Taiwan, etc.
3. Overseas sales represent sales of the company and subsidiaries excluding domestic sales.

Prior year (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

| | North America | Europe | Other | Total |
|---|---|---|---|---|
| I Total Overseas sales | 37,034 | 24,780 | 7,561 | 69,376 |
| II Consolidated net sales | | | | 528,238 |
| III Percentage of Overseas sales to Consolidated net sales (%) | 7.0 | 4.7 | 1.4 | 13.1 |

(Note)
1. Segmentation of countries and regions is based on geographical proximity.
2. Major countries and regions are as follows.
   (1) North America ··· United States
   (2) Europe ··· United Kingdom, Italy, France, Germany, etc.
   (3) Other ··· China, South Korea, Taiwan, etc.
3. Overseas sales represent sales of the company and subsidiaries excluding domestic sales.

END